File No: 69-352
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                  ---------
                                  FORM U-3A-2

                     Statement by Holding Company Claiming
                 Exemption Under Rule U-2 from the Provisions
               of the Public Utility Holding Company Act of 1935

                     For The Year Ended December 31, 1995
                                  ---------
                                MCN CORPORATION

hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA of 1935), and submits the following information:


I.       NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF

         MCN CORPORATION: MCN Corporation (MCN or the Corporation) is a diversified natural gas holding company. MCN is organized under the laws of the state of Michigan and has its principal executive offices at 500 Griswold Street, Detroit, Michigan 48226. The Corporation owns directly all of the outstanding common stock of Michigan Consolidated Gas Company (MichCon), Citizens Gas Fuel Company (Citizens), and MCN Investment Corporation (MCNIC). MCN's major business segments are Gas Distribution and, within Diversified Energy, Gas Services and Computer Operations Services. Except where otherwise indicated, the companies set forth below are Michigan corporations located at 500 Griswold Street, Detroit, Michigan 48226.


                               GAS DISTRIBUTION

         Gas Distribution, through the following subsidiaries, operates the largest natural gas distribution and intrastate transmission system in Michigan and one of the largest in the United States.

A. MICHIGAN CONSOLIDATED GAS COMPANY: MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon was organized in 1898 and, with its predecessors, has been in business for nearly 150 years. MichCon serves 1.2 million residential, commercial and industrial customers in the Detroit, Grand Rapids, Ann Arbor, Traverse City and Muskegon metropolitan areas and in various other communities throughout the state of Michigan. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission (MPSC) as to various phases of its operations, including gas sales rates, service, and accounting. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon.

         1. Michigan Consolidated Homes Limited Dividend Housing Corporation, a Delaware corporation, operates a 130-unit, low and moderate income housing project in Detroit, Michigan.

         2. MichCon Development Corporation, through its various partnership arrangements, is engaged in the design, construction and management of Harbortown, a residential and small commercial development constructed on a 50 acre parcel along the Detroit River in Detroit, Michigan.

         3. Blue Lake Holdings, Inc., holds a 50% interest in a partnership that has converted a depleted natural gas field in northern Michigan into a 46 Bcf natural gas storage field which it now operates. MichCon owns 50% of Blue Lake Holdings, Inc., the other half is owned by Storage Development Company, a subsidiary of MCNIC.

         4. G-T Energy Concepts, Inc., developed a natural gas torch and the related fueling modules which are adapted for use in metal cutting, brazing and soldering. These fueling modules utilize the patented adsorbed natural gas technology described below.

         5. Fuel Concepts, Inc., is involved in the development and commercialization of low pressure natural gas storage and related technologies. These research and development efforts have pioneered and patented an adsorbed natural gas technology which allows natural gas to be stored at one-sixth to one-tenth the pressure of conventional methods.

         6. MichCon Fuel Services Company was formed in 1995 to market natural gas as a vehicular fuel.

         7. MichCon Pipeline Company was formed in 1995 and, through the subsidiaries below, is engaged in pipeline projects.

                  a.       MichCon Gathering Company
                  b. Saginaw Bay Pipeline Company (transferred from MCNIC on January 1, 1996)
                  c. Saginaw Bay Lateral Company (transferred from MCNIC on January 1, 1996)
                  d. Westside Pipeline Company (transferred from MCNIC on January 1, 1996)


B. CITIZENS GAS FUEL COMPANY: Citizens is a public utility engaged in the distribution and transmission of natural gas. Citizens was organized in 1951 and, with its predecessors, has been in business for over 135 years. Citizens serves approximately 13,000 residential, commercial and industrial customers in and around Adrian, Michigan. Citizens' principal executive offices are located at 127 N. Main Street, Adrian, Michigan 49221. Citizens conducts all of its business in the state of Michigan and its rates are set by the Adrian Gas Rate Commission. Other various phases of its operations are subject to the jurisdiction of the MPSC.


C. SOUTHERN MISSOURI GAS COMPANY: During 1995, MCN agreed to acquire a 47.5% interest in a partnership formed to construct, own and operate a natural gas transmission and distribution system located in Southern Missouri. The agreement is subject to MCN obtaining authorization from the SEC for the acquisition under Section 9(a)(2) of PUHCA of 1935. On October 30, 1995 MCN filed a Form U-1 seeking such authorization.

                              DIVERSIFIED ENERGY

D. MCN INVESTMENT CORPORATION: MCNIC, organized in 1986, is the holding company for MCN's various diversified services subsidiaries. MCNIC's major business segments are Gas Services and Computer Operations Services. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MCNIC.


                                 Gas Services

                  The Gas Services segment is an integrated energy group with investments in the following businesses: Exploration and Production, Gas Gathering and Processing, Gas Storage, and Gas Marketing and Cogeneration.

         Exploration & Production

                 1. Supply Development Group, Inc., through the subsidiaries listed below, is engaged in natural gas and oil exploration, development and production primarily in Michigan, Ohio, and the Appalachian, Midcontinent and Gulf Coast areas of the U.S.

                           a.       Elmira Antrim Company
                           b.       Green River Antrim Company
                           c.       Warner Antrim Company
                           d.       Green Oak Development Company
                           e.       MGS Development Company
                           f.       Southwest Gas Supply, Inc.
                           g.       Geotrend Exploration, Inc.
                           h.       Huron Energy Company
                           i.       CoEnergy MidContinent, Inc.
                           j.       CoEnergy Anadarko, Inc.
                           k.       P'Bell Energy Corporation
                           l.       CoEnergy Operating Company
                           m.       CoEnergy Canadian Exploration, Inc.
                                    (a New Brunswick corporation)
                           n.       Petro Ventures Exploration Company
                           o.       CoEnergy Rockies, Inc.
                           p.       CoEnergy Central Exploration, Inc.
                           q.       CoEnergy Enhanced Production, Inc.
                           r.       Oakwood Gathering, Inc. (a Delaware
                                    corporation)
                           s.       Reid Holdings, Inc. (a Delaware
                                    corporation)
                                    i.    Appalachian Methane, Inc., a
                                          Delaware corporation, holds a 50%
                                          interest in Buchanan Production Co.,
                                          a Virginia general partnership.
                                    ii.   Appalachian Operators, Inc., a
                                          Delaware corporation, holds a 50%
                                          interest in Buchanan Production Co.,
                                          a Virginia general partnership.


         Gas Gathering and Processing

                  MCNIC's Gas Gathering and Processing businesses are involved in ventures that transport natural gas from producing fields to processing plants and/or markets. This business also includes plants which process natural gas to remove CO2 in order to meet market specifications.

                  2. Saginaw Bay Pipeline Company is the 66% general partner in a partnership that operates a 126-mile pipeline which transports natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan. On January 1, 1996 Saginaw Bay Pipeline Company was transferred from MCNIC to MichCon.

                  3. Saginaw Bay Lateral Company is the 46% general partner in a partnership which owns and operates lateral pipelines interconnecting with the 126-mile pipeline previously described. On January 1, 1996 Saginaw Bay Lateral Company was transferred from MCNIC to MichCon.

                  4. Westside Pipeline Company owns and operates a 6 mile pipeline which provides transportation services to Citizens. In addition, Westside Pipeline Company invests in various pipeline and processing plants through equity interests in the companies listed below.

                           a.       Jordan Valley Limited Partnership
                                    (82.62% interest)
                           b. Warner Treating Limited Liability Company (95% interest)
                           c.       Terra Westside Processing Company
                                    (85% interest)

                           On January 1, 1996 Westside Pipeline Company transferred its interests in Warner Treating Limited Liability Company and Terra Westside Processing Company to Otsego Holdings, Inc. In addition, Westside Pipeline Company transferred its
                           6 mile pipeline to Otsego Holdings, Inc. Westside Pipeline Company was then transferred from MCNIC to MichCon.

                  5. Pipeline & Processing Group, Inc. was formed in 1995 and engages in pipeline and processing projects through the following subsidiaries and partnership.

                           a.       CoEnergy Offshore Pipeline & Processing
                                    Company
                           b.       Otsego Holdings, Inc.
                                    i.      CoEnergy CSG
                                    ii.     Bagley Processing Company (47%
                                            partnership interest)
                                    iii.    Warner Treating Limited Liability
                                            Company (95% interest transferred
                                            from Westside Pipeline Company on
                                            January 1, 1996)
                                    iv.     Terra Westside Processing Company
                                            (85% interest transferred from
                                            Westside Pipeline Company on
                                            January 1, 1996)

         Gas Storage

                  6. Storage Development Company, through joint ventures and strategic partnerships, develops and provides gas storage services to affiliated marketing companies, other gas utilities, pipeline companies and large-volume gas users.

                           a.       South Romeo Gas Storage Company, a
                                    Michigan partnership in which Storage
                                    Development Company has a 50% interest,
                                    owns and operates a 10 Bcf storage field in southeastern Michigan which provides storage services to MCNIC's Gas Marketing and Cogeneration operations.

                           b. W-10 Holdings, Inc., holds a 50% interest in a partnership that intends to develop and operate a 42 Bcf storage field in southeastern Michigan.

                           c. Blue Lake Holdings, Inc. (See description under Gas Distribution - MichCon)

                           d. The Orchards Golf Limited Partnership, a Michigan partnership in which Storage Development Company has a 50% interest, developed, owns and operates a residential community and golf course on 520 acres of land above the South Romeo gas storage field in southeastern Michigan.

         Gas Marketing and Cogeneration

                  MCN's Gas Marketing and Cogeneration businesses pursue gas-related opportunities throughout the United States and Canada, including marketing natural gas to utilities and other large-volume customers and investing in natural gas cogeneration related projects.

                  7. CoEnergy Trading Company is engaged in the purchase and sale of natural gas to large-volume gas users and gas and electric utilities in Michigan, the Midwest, the eastern United States and Canada. CoEnergy Trading Company holds a 50% interest in U.S. CoEnergy Services, a Wisconsin general partnership.

                  8. CoEnergy Canadian Holdings, Ltd., a New Brunswick corporation located at Brunswick House, 10th Floor, 44 Chipman Hill, Saint John, New Brunswick E2L 4S6, was formed to market and sell natural gas in Canada and the northeastern United States.

                  9. CoEnergy Supply Company engages in the purchase and sale of natural gas, a portion of which is produced by the Supply Development Group, Inc., an affiliate.

                  10. Cogen Development Company pursues cogeneration related opportunities throughout the United States and Canada.

                           a. CDC Ada, Inc., is a 99% limited partner in a venture which owns and operates a 30 megawatt natural gas-fueled cogeneration facility in western Michigan.

                           b. Ludington Cogeneration Co. is the 1% general partner in a joint venture that built and operates a 123 megawatt natural gas-fueled cogeneration plant in western Michigan.

                           c. Ludington Cogeneration Holdings, Ltd., is a 49% limited partner in the 123 megawatt cogeneration plant mentioned above.


                         Computer Operations Services

                  The Genix Group and its subsidiaries make up the largest Michigan based computer operations management firm and one of the top ten in the United States.

                  11. The Genix Group, Inc., through the subsidiaries listed below, provides computer operations management, data processing, network design and management, large-scale electronic printing and mailing and business process solution services to more than a dozen industries in 23 states.

                           a. Genix Corporation, a Delaware corporation, located in Pittsburgh, Pennsylvania.
                           b. MCN Computer Services, Inc., located in Dearborn, Michigan.
                           c.       The Genix Group, Ltd., located in London,
                                    England.

                                Gas Technology

                  MCN's Gas Technology businesses, which also includes G-T Energy Concepts, Inc. and Fuel Concepts, Inc. under Gas Distribution, research and develop innovative applications for natural gas in pressurized combustion technologies and as a fuel for vehicles and other applications.

                  12. Combustion Concepts, Inc., is engaged in the development of pressurized combustion technologies which provides increased fuel efficiency, heat uniformity and compactness of equipment.

                                     Other

                  13. Bridgewater Holdings, Inc., is a 33-1/3% limited partner in a 17-story commercial real estate complex located in Grand Rapids, Michigan.


E. MCN MICHIGAN LIMITED PARTNERSHIP (MCN Michigan): MCN is the 1% general partner in MCN Michigan, a Michigan limited partnership. MCN Michigan exists for the sole purpose of issuing its limited partnership interests to the public in the form of preferred securities and investing the proceeds thereof in debt securities of MCN.

II.      PUBLIC UTILITY PROPERTIES

A. MichCon owns the following integrated distribution, transmission, production and storage properties and facilities, all of which properties are located in the state of Michigan.

                  At December 31, 1995, MichCon's distribution system included 15,804 miles of distribution mains, 1,051,094 service lines and 1,175,020 active meters. MichCon owns 2,515 miles of transmission and production lines which deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon's compressor facilities related to transmission and production have a total rated capacity of 30,500 horsepower and 4,149 horsepower, respectively. Properties relating to five underground natural gas storage fields with an aggregate working gas storage capacity of approximately 130 Bcf consist principally of 474 gas storage wells (96 of which are observation wells), 113 miles of field lines, dehydration plants and compressor facilities with a total rated capacity of 71,000 horsepower. MichCon also owns district office buildings, service buildings and gas receiving and metering stations. MichCon occupies its principal office buildings, portions of which are subleased, in Detroit and Grand Rapids, Michigan under long-term leases.

B. Citizens owns the following properties, all of which are located in Michigan.

                  At December 31, 1995, Citizens' distribution system included 405 miles of distribution mains, 12,645 service lines, and 13,474 active meters. Citizens owns all of its properties used in the conduct of the utility business. Included is a two story office building and a one story service center.

III.     PUBLIC UTILITY DISTRIBUTION AND PURCHASE OF NATURAL GAS

A. During the year ended December 31, 1995, MichCon distributed and purchased the following volumes of natural gas:

         1. 206,951,000 Mcf of natural gas was distributed at retail within the state of Michigan. Also, 145,288,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

         2. No volumes of natural gas were distributed at retail outside the state of Michigan.

         3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

         4. 101,881,000 Mcf of natural gas was purchased from various suppliers outside of the state of Michigan. These volumes were transported by interstate pipeline suppliers to points of delivery within the state of Michigan.

B. During the year ended December 31, 1995, Citizens distributed and purchased the following volumes of natural gas:

         1. 2,865,000 Mcf of natural gas was distributed at retail within the state of Michigan and 473,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

         2. No volumes of natural gas were distributed at retail outside the state of Michigan.

         3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

         4. No volumes of natural gas were purchased outside the state of Michigan.

IV.      INTEREST IN EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

         None.

                                   EXHIBITS



Exhibit A -       Attached hereto as Exhibit A are the unaudited
                  Consolidating Statement of Income for the year ended
                  December 31, 1995 and Consolidating Statement of Financial
                  Position as of December 31, 1995, for MCN Corporation, MCN
                  Investment Corporation and the Gas Services segment of MCN
                  Investment Corporation.





Exhibit B -       Attached hereto as Exhibit B is the Financial Data
                  Schedule summarizing certain financial information for MCN
                  Corporation.





Exhibit C -       Corporate Structure, Exempt Wholesale Generators and
                  Foreign Utility Companies

                  Not applicable.

                                                                                                                       Exhibit A

                                MCN Corporation
                        Consolidating Income Statement
                            (Thousands of Dollars)
                     For the Year Ended December 31, 1995
                                 (Unaudited)


                                                                     Blue Lake    MCN        MCNIC                        MCN
                                   MCN          MichCon     Citizens  Holdings  Michigan     Consol.       Elim.         Consol.
                                   ---          -------     -------- ---------  --------     -------       -----         -------

Operating Revenues
Gas sales                        $   --      $   917,180    $ 14,716    $ --     $  --      $ 390,040    $  (4,800)   $ 1,317,136
Transportation and
  storage services                   --          121,130         448      --        --         10,512       (7,642)       124,448
Computer operations
  services and other                 --           42,503          (2)     --        --        116,109      (15,254)       143,356
                                 --------    -----------    --------    ------   -------    ---------    ---------    -----------
Total operating revenues             --        1,080,813      15,162      --        --        516,661      (27,696)     1,584,940
                                 --------    -----------    --------    ------   -------    ---------    ---------    -----------

Operating Expenses
Cost of gas                          --          483,962       7,451      --        --        302,273       (7,493)       786,193
Operation and maintenance          (9,641)       294,424       4,071      --         119      145,763      (20,203)       414,533
Depreciation, depletion
  and amortization                  1,036         89,128         635      --        --         30,767         --          121,566
Property and other taxes              742         57,012         588      --        --          8,081         --           66,423
                                 --------    -----------    --------    ------   -------    ---------    ---------    -----------
Total operating expenses           (7,863)       924,526      12,745      --         119      486,884      (27,696)     1,388,715
                                 --------    -----------    --------    ------   -------    ---------    ---------    -----------
Operating Income (Loss)             7,863        156,287       2,417      --        (119)      29,777         --          196,225
                                 --------    -----------    --------    ------   -------    ---------    ---------    -----------
Equity in Earnings (Loss)
  of Joint Ventures                  --             (375)       --       3,433      --          2,187         --            5,245
                                 --------    -----------    --------    ------   -------    ---------    ---------    -----------

Other Income and (Deductions)
Equity in earnings of
  subsidiaries                     96,756          1,114        --        --        --          1,113      (98,983)          --
Interest income                       151          3,983         103      --       9,478        1,491       (9,525)         5,681
Interest on long-term debt           --          (35,820)        (76)     --        --         (9,860)        --          (45,756)
Other interest expense             (9,584)        (7,053)        (13)     --        --         (4,516)       9,544        (11,622)
Dividends on preferred
  securities of subsidiaries         --             (235)       --        --        --           --         (9,375)        (9,610)
Minority interest                    --             --          --        --        --         (2,491)        --           (2,491)
Other                               1,586         (5,409)         42         1        21          962         (167)        (2,964)
                                 --------    -----------    --------    ------   -------    ---------    ---------    -----------

Total other income and
  (deductions)                     88,909        (43,420)         56         1     9,499      (13,301)    (108,506)       (66,762)
                                 --------    -----------    --------    ------   -------    ---------    ---------    -----------

Income Before Income Taxes         96,772        112,492       2,473     3,434     9,380       18,663     (108,506)       134,708
Income Tax Provision (Benefit)         16         41,004         896     1,206      --         (5,170)        --           37,952
                                 --------    -----------    --------    ------   -------    ---------    ---------    -----------

Net Income                       $ 96,756    $    71,488    $  1,577    $2,228   $ 9,380    $  23,833    $(108,506)   $    96,756
                                 ========    ===========    ========    ======   =======    =========    =========    ===========

                                                                                                                      Exhibit A

                               MCN Corporation
                         Consolidating Balance Sheet
                            (Thousands of Dollars)
                           As of December 31, 1995
                                 (Unaudited)



                                                           Blue Lake      MCN        MCNIC                                 MCN
                                MCN    MichCon   Citizens   Holdings   Michigan     Consol.     Elim.       Reclasses     Consol.
                                ---    -------   --------  ---------   --------     -------     -----       ---------     -------
Assets

Current Assets
Cash and temporary cash
  investments at cost
  (which approximates
  market value)           $    1,304 $    13,946  $    144  $     24    $  --   $    10,460  $  (1,304) $    (5,315) $    19,259
Accounts receivable            3,029     188,353     1,927      --         --       147,511     (9,110)        --        331,710
Allowance for doubtful
  accounts                      --       (13,250)      (70)     --         --          (445)      --           --        (13,765)
Accrued unbilled revenues       --        91,134     1,277      --         --          --         --             (1)      92,410
Gas in inventory                --        40,191      --        --         --        31,572       --           --         71,763
Property taxes assessed
  applicable to
  future periods                 150      56,949        26      --         --         3,508       --           --         60,633
Gas receivable                  --          --        --        --         --          --         --         19,266       19,266
Other                            285      32,498       494      --         --         4,924       (182)      (3,799)      34,220
                          ---------- -----------  --------  -------- ---------- -----------  ---------  -----------  -----------
                               4,768     409,821     3,798        24       --       197,530    (10,596)      10,151      615,496
                          ---------- -----------  --------  -------- ---------- -----------  ---------  -----------  -----------
Deferred Charges and
  Other Assets
Investment in
  subsidiaries               762,409       7,914      --        --         --         7,880   (778,203)        --           --
Investment in and
  advances to
  joint ventures               6,600      12,404      --      17,419       --        92,603       --           --        129,026
Deferred
  postretirement
  benefit cost                  --          --        --        --         --          --         --         13,112       13,112
Deferred
  environmental
  costs                         --          --        --        --         --          --         --         35,000       35,000
Prepaid pension costs           --          --        --        --         --          --         --         23,827       23,827
Other                          5,347     212,903     6,178       262    101,100     115,413    (99,956)    (195,814)     145,433
                          ---------- -----------  --------  -------- ---------- -----------  ---------  -----------  -----------
                             774,356     233,221     6,178    17,681    101,100     215,896   (878,159)    (123,875)     346,398
                          ---------- -----------  --------  -------- ---------- -----------  ---------  -----------  -----------
Property, Plant and
  Equipment, at cost           9,023   2,413,120    18,761      --         --       719,650       --           --      3,160,554
Less: Accumulated
  depreciation
  and depletion                2,055   1,151,160     7,677      --         --        62,916       --           --      1,223,808
                          ---------- -----------  --------  -------- ---------- -----------  ---------  -----------  -----------
                               6,968   1,261,960    11,084      --         --       656,734       --           --      1,936,746
                          ---------- -----------  --------  -------- ---------- -----------  ---------  -----------  -----------
                          $  786,092 $ 1,905,002  $ 21,060  $ 17,705 $  101,100 $ 1,070,160  $(888,755) $  (113,724) $ 2,898,640
                          ========== ===========  ========  ======== ========== ===========  =========  ===========  ===========

                               MCN Corporation                                                                       Exhibit A
                         Consolidating Balance Sheet
                            (Thousands of Dollars)
                           As of December 31, 1995
                                 (Unaudited)
                                                        Blue Lake      MCN         MCNIC                                 MCN
                          MCN        MichCon  Citizens  Holdings     Michigan      Consol.     Elim.      Reclasses     Consol.
                          ---        -------  --------  ---------    --------      -------     -----      ---------     -------
Liabilities
 and Capitalization

Current Liabilities
Accounts payable     $     2,709  $  108,208 $  1,802      $--          $--    $   112,468  $  (8,165) $       162  $   217,184
Notes payable               --       196,635    1,345       --           --         49,000     (1,345)        --        245,635
Current portion of
 long-term debt,
 capital lease
 obligations and
 redeemable
 cumulative
 preferred stock            --         3,969       55       --           --          2,976       --           --          7,000
Federal income,
 property
 and other
 taxes payable               908      85,195      474        (10)        --         (3,182)      --             (1)      83,384
Refunds payable
 to customers               --           115     --         --           --           --         --            670          785
Customer deposits           --        11,531       19       --           --           --         --           --         11,550
Other                      3,073      88,058      881       --           --          5,278         (6)     (10,494)      86,790
                     -----------  ---------- --------  ---------  -----------  -----------  ---------  -----------  -----------
                           6,690     493,711    4,576        (10)        --        166,540     (9,516)      (9,663)     652,328
                     -----------  ---------- --------  ---------  -----------  -----------  ---------  -----------  -----------
Deferred Credits
 and Other
 Liabilities
Accumulated
 deferred
 income taxes             (4,677)    287,184    1,981      1,956         --         79,687       --       (240,235)     125,896
Unamortized
 investment
 tax credit                 --        36,437      360       --           --           --         --           --         36,797
Tax benefits
 amortizable to
 customers                  --          --       --         --           --           --         --        114,668      114,668
Accrued
 postretirement
 benefit cost               --          --       --         --           --           --         --         15,551       15,551
Accrued
 environmental
 costs                      --          --       --         --           --           --         --         35,000       35,000
Minority
 interest                   --          --       --         --           --         18,375       --           --         18,375
Other                    119,163      81,286    5,290       --           --         69,800   (101,101)     (29,045)     145,393
                     -----------  ---------- --------  ---------  -----------  -----------  ---------  -----------  -----------
                         114,486     404,907    7,631      1,956         --        167,862   (101,101)    (104,061)     491,680
                     -----------  ---------- --------  ---------  -----------  -----------  ---------  -----------  -----------
Long-Term Debt,
 Including
 Capital
 Lease
 Obligations                --       516,563      420       --           --        476,424       --           --        993,407
                     -----------  ---------- --------  ---------  -----------  -----------  ---------  -----------  -----------
Redeemable
 Cumulative Pref.
 Securities                 --          --       --         --         96,449         --         --           --         96,449
                     -----------  ---------- --------  ---------  -----------  -----------  ---------  -----------  -----------
Common
 Shareholders'
 Equity
Common stock                 664      10,300    2,338       --          4,914            5    (17,557)        --            664
Additional
 paid-in
 capital                 446,195     211,777       62      7,025         --        207,103   (426,108)        --        446,054
Retained
 earnings                218,425     267,744    6,033      8,734         (263)      52,226   (334,473)        --        218,426
Unearned
 compensation               (368)       --       --         --           --           --         --           --           (368)
                     -----------  ---------- --------  ---------  -----------  -----------  ---------  -----------  -----------
                         664,916     489,821    8,433     15,759        4,651      259,334   (778,138)        --        664,776
                     -----------  ---------- --------  ---------  -----------  -----------  ---------  -----------  -----------
                     $   786,092  $1,905,002 $ 21,060  $  17,705  $   101,100  $ 1,070,160  $(888,755) $  (113,724) $ 2,898,640
                     ===========  ========== ========  =========  ===========  ===========  =========  ===========  ===========


                                                                                                              Exhibit A

                               MCN Corporation
                          MCN Investment Corporation
                        Consolidating Income Statement
                            (Thousands of Dollars)
                     For the Year Ended December 31, 1995
                                 (Unaudited)

                                                                    The Genix       Total
                                                       Combustion     Group          Gas                       MCNIC
                                  MCNIC   Bridgewater   Concepts      Consol.      Services      Elim.         Consol.
                                  -----   -----------   --------    ----------     --------      -----         -------
Operating Revenues
Gas sales                           $--        $--        $--           $--       $ 390,239     $   (199)    $ 390,040
Transportation and
  storage services                   --         --         --            --          10,512         --          10,512
Computer operations
  services and other                 --         --         --         105,161        10,947            1       116,109
                                 --------     ------     ------     ---------     ---------     --------     ---------

Total operating revenues             --         --         --         105,161       411,698         (198)      516,661
                                 --------     ------     ------     ---------     ---------     --------     ---------

Operating Expenses
Cost of gas                          --         --         --             199       302,272         (198)      302,273
Operation and maintenance          20,776       --          301        87,266        37,420         --         145,763
Depreciation, depletion
  and amortization                   (283)      --           15         6,981        24,054         --          30,767
Property and other taxes              330       --            4         2,719         5,028         --           8,081
                                 --------     ------     ------     ---------     ---------     --------     ---------

Total operating expenses           20,823       --          320        97,165       368,774         (198)      486,884
                                 --------     ------     ------     ---------     ---------     --------     ---------

Operating Income (Loss)           (20,823)      --         (320)        7,996        42,924         --          29,777
                                 --------     ------     ------     ---------     ---------     --------     ---------

Equity in Earnings (Loss)
  of Joint Ventures                    91       --         --            --           2,096         --           2,187
                                 --------     ------     ------     ---------     ---------     --------     ---------

Other Income and (Deductions)
Equity in earnings of
  subsidiaries                     41,947       --         --            --           1,113      (41,947)        1,113
Interest income                     2,563       --         --             453           736       (2,261)        1,491
Interest on long-term debt         (5,872)      --         --            (130)       (3,858)        --          (9,860)
Other interest expense             (4,234)      --         --          (2,086)         (331)       2,135        (4,516)
Dividends on preferred
  securities of subsidiaries         --         --         --            --            --           --            --
Minority interest                    --         --         --            --          (2,491)        --          (2,491)
Other                                (480)      --           (8)          (24)        1,348          126           962
                                 --------     ------     ------     ---------     ---------     --------     ---------

Total other income and
  (deductions)                     33,924       --           (8)       (1,787)       (3,483)     (41,947)      (13,301)
                                 --------     ------     ------     ---------     ---------     --------     ---------

Income Before Income Taxes         13,192       --         (328)        6,209        41,537      (41,947)       18,663
Income Tax Provision
  (Benefit)                       (10,641)        (5)      (118)        2,622         2,972         --          (5,170)
                                 --------     ------     ------     ---------     ---------     --------     ---------
Net Income (Loss)                $ 23,833     $    5     $ (210)    $   3,587     $  38,565     $(41,947)    $  23,833
                                 ========     ======     ======     =========     =========     ========     =========

                                                                                                                      Exhibit A

                                MCN Corporation
                          MCN Investment Corporation
                          Consolidating Balance Sheet
                            (Thousands of Dollars)
                            As of December 31, 1995
                                  (Unaudited)

                                                                     The Genix       Total
                                                      Combustion       Group          Gas                                MCNIC
                              MCNIC      Bridgewater   Concepts        Consol.      Services            Elim.            Consol.
                              -----      -----------  ----------     ----------     --------            -----            -------
Assets

Current Assets
Cash and temporary
  cash investments
  at cost (which
  approximates
  market value)              $ 10,869      $   31      $    19      $   1,031       $   8,163       $    (9,653)      $    10,460
Accounts receivable               154        --            101         21,918         125,431               (93)          147,511
Allowance for doubtful
  accounts                       --          --           --             (195)           (250)             --                (445)
Gas in inventory                 --          --           --             --            31,572              --              31,572
Property taxes assessed
  applicable to
  future periods                 --            33            3           --             3,472              --               3,508
Other                             486        --           --            4,135             459              (156)            4,924
                             --------      ------      -------      ---------       ---------       -----------       -----------
                               11,509          64          123         26,889         168,847            (9,902)          197,530
                             --------      ------      -------      ---------       ---------       -----------       -----------

Deferred Charges and
  Other Assets
Investment in
  subsidiaries                641,527        --           --             --             7,880          (641,527)            7,880
Investment in
  and advances
  to joint ventures               760        --           --             --            91,843              --              92,603
Other                          20,808        --             74         10,320         104,196           (19,985)          115,413
                             --------      ------      -------      ---------       ---------       -----------       -----------
                              663,095        --             74         10,320         203,919          (661,512)          215,896
                             --------      ------      -------      ---------       ---------       -----------       -----------

Property, Plant and
  Equipment,
  at cost                         818       1,480          135         50,107         667,110              --             719,650
Less: Accumulated
  depreciation
  and depletion                    30        --             51         19,390          43,445              --              62,916
                             --------      ------      -------      ---------       ---------       -----------       -----------
                                  788       1,480           84         30,717         623,665              --             656,734
                             --------      ------      -------      ---------       ---------       -----------       -----------
                             $675,392      $1,544      $   281      $  67,926       $ 996,431       $  (671,414)      $ 1,070,160
                             ========      ======      =======      =========       =========       ===========       ===========

                                                                                                                   Exhibit A

                                MCN Corporation
                          MCN Investment Corporation
                          Consolidating Balance Sheet
                            (Thousands of Dollars)
                            As of December 31, 1995
                                  (Unaudited)

                                                                        The Genix
                                                           Combustion     Group        Gas                           MCNIC
                                    MCNIC     Bridgewater   Concepts      Consol.    Services         Elim.          Consol.
                                    -----     -----------  ----------   ----------   --------         -----          -------
Liabilities and Capitalization

Current Liabilities
Accounts payable                  $     669     $     1     $     95     $  7,639    $ 104,083     $       (19)    $   112,468
Notes payable                        49,244        --           --          9,385           23          (9,652)         49,000
Current portion of
  long-term
  debt, capital
  lease obligations
  and redeemable
  cumulative preferred
  stock                                --          --           --            103        2,873            --             2,976
Federal income, property
  and other taxes
  payable                            (1,217)       (355)          28          991       (2,629)           --            (3,182)
Other                                 4,304        --             (1)       3,356       (2,164)           (217)          5,278
                                  ---------     -------     --------     --------    ---------     -----------     -----------
                                     53,000        (354)         122       21,474      102,186          (9,888)        166,540
                                  ---------     -------     --------     --------    ---------     -----------     -----------

Deferred Credits
  and Other
  Liabilities
Accumulated deferred
  income taxes                        1,987         414           60        2,595       74,631            --            79,687
Minority interest                      --          --           --           --         18,375            --            18,375
Other                                 6,273        --           --         22,809       60,718         (20,000)         69,800
                                  ---------     -------     --------     --------    ---------     -----------     -----------
                                      8,260         414           60       25,404      153,724         (20,000)        167,862
                                  ---------     -------     --------     --------    ---------     -----------     -----------

Long-Term Debt,
  Including Capital
  Lease Obligations                 354,657        --           --             73      121,694            --           476,424
                                  ---------     -------     --------     --------    ---------     -----------     -----------

Common Shareholders'
  Equity
Common stock                              5        --              1         --         51,728         (51,729)              5
Additional paid-in
  capital                           207,244       1,488        1,695       18,685      508,999        (531,008)        207,103
Retained earnings                    52,226          (4)      (1,597)       2,290       58,100         (58,789)         52,226
                                  ---------     -------     --------     --------    ---------     -----------     -----------
                                    259,475       1,484           99       20,975      618,827        (641,526)        259,334
                                  ---------     -------     --------     --------    ---------     -----------     -----------
                                  $ 675,392     $ 1,544     $    281     $ 67,926    $ 996,431     $  (671,414)    $ 1,070,160
                                  =========     =======     ========     ========    =========     ===========     ===========


                                                                                                                    Exhibit A

                               MCN Corporation
                 Gas Services (Excluding Blue Lake Holdings)
                        Consolidating Income Statement
                            (Thousands of Dollars)
                     For the Year Ended December 31, 1995
                                 (Unaudited)
                                                                                            Pipeline &
                                                             Cogen     Storage     Supply   Processing                Total
                          CoEnergy   CoEnergy     CoEnergy   Devel.    Devel.      Devel.     Group                    Gas
                          Canadian   Trading      Supply     Consol.   Consol.     Consol.    Consol.       Elim.    Services
                          --------   -------      --------   -------   -------     -------  ----------      -----    --------
Operating Revenues
Gas sales               $   --      $ 336,227    $40,128   $ 17,653    $   187    $ 61,528    $     44    $(65,528)   $ 390,239
Transportation and
  storage  services         --           --         --         --        4,845           2      10,510      (4,845)      10,512
Computer operations
  services and other        --            164       --           45       --         7,641       3,097        --         10,947
                        --------    ---------    -------   --------    -------    --------    --------    --------    ---------
Total operating
  revenues                  --        336,391     40,128     17,698      5,032      69,171      13,651     (70,373)     411,698
                        --------    ---------    -------   --------    -------    --------    --------    --------    ---------

Operating Expenses
Cost of gas                 --        316,220     37,185     14,345        127         (73)         (4)    (65,528)     302,272
Operation and
  maintenance                  1       17,007       --          766      4,614      17,563       2,314      (4,845)      37,420
Depreciation,
  depletion
  and
  amortization              --            (72)      --         (182)      --        22,517       1,791        --         24,054
Property and
  other taxes               --             36          8         93        (13)      3,606       1,298        --          5,028
                        --------    ---------    -------   --------    -------    --------    --------    --------    ---------
Total operating
  expenses                     1      333,191     37,193     15,022      4,728      43,613       5,399     (70,373)     368,774
                        --------    ---------    -------   --------    -------    --------    --------    --------    ---------
Operating Income
  (Loss)                      (1)       3,200      2,935      2,676        304      25,558       8,252        --         42,924
                        --------    ---------    -------   --------    -------    --------    --------    --------    ---------

Equity in Earnings
  (Loss) of
  Joint Ventures            --             17       --         (994)     2,446        --           627        --          2,096
                        --------    ---------    -------   --------    -------    --------    --------    --------    ---------

Other Income
  and (Deductions)
Equity in earnings of
  subsidiaries              --           --         --         --        1,113        --          --          --          1,113
Interest income               32           36       --          102        241          57         268        --            736
Interest on
  long-term debt            --            (35)      --         --          (22)     (2,312)     (1,489)       --         (3,858)
Other interest
  expense                   --           --         --         --         --          (316)        (15)       --           (331)
Dividends on
  preferred
  securities
  subsidiaries              --           --         --         --         --          --          --          --           --
Minority interest           --           --         --         --         --          --        (2,491)       --         (2,491)
Other                        (94)         (99)      --        1,576       (220)        125          60        --          1,348
                        --------    ---------    -------   --------    -------    --------    --------    --------    ---------
Total other income
  and (deductions)           (62)         (98)      --        1,678      1,112      (2,446)     (3,667)       --         (3,483)
                        --------    ---------    -------   --------    -------    --------    --------    --------    ---------
Income Before
  Income Taxes               (63)       3,119      2,935      3,360      3,862      23,112       5,212        --         41,537
Income Tax Provision
  (Benefit)                  (28)       1,108      1,027      1,143        963      (3,096)      1,855        --          2,972
                        --------    ---------    -------   --------    -------    --------    --------    --------    ---------

Net Income              $    (35)   $   2,011    $ 1,908   $  2,217    $ 2,899    $ 26,208    $  3,357       $--      $  38,565
                        ========    =========    =======   ========    =======    ========    ========    ========    =========

                                                                                                                   Exhibit A

                                MCN Corporation
                  Gas Services (excluding Blue Lake Holdings)
                          Consolidating Balance Sheet
                            (Thousands of Dollars)
                            As of December 31, 1995
                                  (Unaudited)
                                                                                          Pipeline &
                                                              Cogen   Storage   Supply    Processing                 Total
                           CoEnergy   CoEnergy    CoEnergy    Devel.   Devel.    Devel.     Group,                    Gas
                           Canadian    Trading    Supply Co.  Consol.  Consol.   Consol.    Consol.        Elim.    Services
                           --------    -------    ----------  ------- --------  --------   ---------       -----    --------

Assets

Current Assets
Cash and temporary cash
  investments at cost
  (which approximates
  market value)           $  1,822   $   2,687    $    82   $   520   $    141   $    698   $   2,213    $    --      $   8,163
Accounts receivable           --        92,459      5,811     7,954         44     20,811       4,782       (6,430)     125,431
Allowance for
  doubtful account            --          (250)      --        --         --         --          --           --           (250)
Gas in inventory              --        30,001       --       1,571       --         --          --           --         31,572
Property taxes
  assessed applicable
  to future periods           --            10       --        --         --        2,094       1,368         --          3,472
Other                         --       (10,414)      --          27         33     10,552         261         --            459
                          --------   ---------    -------   -------   --------   --------   ---------    ---------    ---------
                             1,822     114,493      5,893    10,072        218     34,155       8,624       (6,430)     168,847
                          --------   ---------    -------   -------   --------   --------   ---------    ---------    ---------

Deferred Charges and
  Other Assets
Investment in
  subsidiaries                --          --         --        --        7,880       --          --           --          7,880
Investment in and
  advances to joint
  ventures                    --            92       --       6,480     20,507      2,012      62,752         --         91,843
Other                           13      78,052       --       5,108      3,336     14,506       3,312         (131)     104,196
                          --------   ---------    -------   -------   --------   --------   ---------    ---------    ---------
                                13      78,144       --      11,588     31,723     16,518      66,064         (131)     203,919
                          --------   ---------    -------   -------   --------   --------   ---------    ---------    ---------

Property, Plant and
  Equipment,
  at cost                     --         2,162       --         188        795    576,810      87,155         --        667,110
Less: Accumulated
  depreciation
  and depletion               --           219       --          13       --       34,903       8,310         --         43,445
                          --------   ---------    -------   -------   --------   --------   ---------    ---------    ---------
                              --         1,943       --         175        795    541,907      78,845         --        623,665
                          --------   ---------    -------   -------   --------   --------   ---------    ---------    ---------
                          $  1,835   $ 194,580    $ 5,893   $21,835   $ 32,736   $592,580   $ 153,533    $  (6,561)   $ 996,431
                          ========   =========    =======   =======   ========   ========   =========    =========    =========

                                                                                                                   Exhibit A

                                MCN Corporation
                  Gas Services (Excluding Blue Lake Holdings)
                          Consolidating Balance Sheet
                            (Thousands of Dollars)
                            As of December 31, 1995
                                  (Unaudited)
                                                                                           Pipeline &
                                                          Cogen     Storage       Supply   Processing                Total
                       CoEnergy     CoEnergy  CoEnergy    Devel.     Devel.       Devel.      Group,                  Gas
                       Canadian     Trading    Supply     Consol.    Consol.      Consol.     Consol.      Elim.    Services
                       --------     --------  --------    -------   --------      -------   ----------     -----    --------
Liabilities and
  Capitalization

Current Liabilities
Accounts payable      $   1,481   $  64,021   $  8,062   $  4,001   $     396   $  30,710   $   1,974   $  (6,562)  $ 104,083
Notes payable              --          --         --         --          --          --            23        --            23
Current portion of
  long-term debt,
  capital lease
  obligations and
  redeemable
  cumulative
  preferred
  securities               --          --         --         --          --          --         1,113       1,760       2,873
Federal income,
  property and
  other taxes
  payable                   (11)        884       (495)      (118)        153      (5,383)      2,341        --        (2,629)
Other                      --        (3,304)      --         --            (1)      1,975         926      (1,760)     (2,164)
                      ---------   ---------   --------   --------   ---------   ---------   ---------   ---------   ---------
                          1,470      61,601      7,567      3,883         548      27,302       6,377      (6,562)    102,186
                      ---------   ---------   --------   --------   ---------   ---------   ---------   ---------   ---------

Deferred Credits and
  Other Liabilities
Accumulated deferred
  income taxes             --          (326)      --       11,118       3,114      52,137       8,588        --        74,631
Minority interest          --          --         --         --          --          --        18,375        --        18,375
Other                      --        58,466       --        2,253          (1)       --            (1)          1      60,718
                      ---------   ---------   --------   --------   ---------   ---------   ---------   ---------   ---------
                           --        58,140       --       13,371       3,113      52,137      26,962           1     153,724
                      ---------   ---------   --------   --------   ---------   ---------   ---------   ---------   ---------

Long-Term Debt,
  Including Capital
  Lease Obligations        --          --         --         --           704     103,291      17,699        --       121,694
                      ---------   ---------   --------   --------   ---------   ---------   ---------   ---------   ---------

Common Shareholders'
  Equity
Common stock               --          --         --         --            46      51,682        --          --        51,728
Additional paid-in
  capital                   222      66,920     (3,582)       561      33,405     312,336      99,137        --       508,999
Retained earnings           143       7,919      1,908      4,020      (5,080)     45,832       3,358        --        58,100
                      ---------   ---------   --------   --------   ---------   ---------   ---------   ---------   ---------
                            365      74,839     (1,674)     4,581      28,371     409,850     102,495        --       618,827
                      ---------   ---------   --------   --------   ---------   ---------   ---------   ---------   ---------
                      $   1,835   $ 194,580   $  5,893   $ 21,835   $  32,736   $ 592,580   $ 153,533   $  (6,561)  $ 996,431
                      =========   =========   ========   ========   =========   =========   =========   =========   =========

                                  SIGNATURES

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1996.

                          MCN CORPORATION


                          By:      /s/ Patrick Zurlinden
                              -------------------------------
                                       Patrick Zurlinden
                               Vice President, Controller and
                                  Chief Accounting Officer


CORPORATE SEAL:
















Attest:



     /s/ Daniel L. Schiffer
---------------------------
         Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary

MCN Corporation
500 Griswold Street
Detroit, Michigan  48226